SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR COPEL 05/05 - 08/08/2005

Power Market at Copel’s concession area grows 3.9% in the first half 2005

Power consumption market at Copel’s concession area (including unregulated “free” customers in the State of Paraná) grew 3.9% between January and June 2005 in comparison to the same period of the previous year.

Including unregulated “free” customers outside the State of Paraná, the power market dropped 0.4% in the period. The conclusion of agreements with Carbocloro and Volkswagen by the end of 2004 explains this drop.

Residential, commercial and rural consumption grew by 4.4%, 8.0% and 6.3%, respectively.

The good performance of the commercial segment in the first six months of the year maintained 2004 levels, mainly due to the modernization of the sector and to the increase in the number of connections, which recorded the highest number in the last five years.

Rural segment growth is mainly due to risen exports of agriculture and agribusiness products, increasing producer’s income which resulted in the acquisition of electric products.

The result from the residential segment is due to the 3.0% increase in the number of customers, as well as to the increase in the average consumption level in the period (1.3% higher than the average recorded in the same period of the previous year).

Industrial consumption, including only Copel Distribuição market, dropped 5.2% due to the transfer of some unregulated “free” customers to Copel Geração. However, total industrial consumption, including unregulated “free” customers served by Copel Geração in the State of Paraná, grew 1.6% .

COPEL POWER MARKET - 1st Half 2005

			MWh

	1st Half 2005	1st Half 2004	Var. %

Copel Distribuição market (1)*	8,905,079	8,799,622	1.2%
Residencial	2,332,548	2,235,142	4.4%
Industrial	3,318,191	3,501,950	-5.2%
Commercial	1,643,737	1,522,258	8.0%
Rural	724,081	681,446	6.3%
Other	886,522	858,826	3.2%

Unregulated “free” customers in the State of
Paraná (2)**	291,604	51,592	465.2%
Copel’s concession area total (1+2)	9,196,683	8,851,214	3.9%

Unregulated “free” customers outside the State of
Paraná (3)***	202,299	588,996	-65.7%

COPEL TOTAL (1+2+3)	9,398,982	9,440,210	-0.4%

*Copel Distribuição unregulated “free” customers were transferred to Copel Geração in April 2005
** Customers served by Copel Geração
*** Carbocloro and Volkswagen agreements ended by the end of 2004. In the first half 2004, Carbocloro and Volkswagen’s consumption was 423,129 MWh.

Copel Distribuição’s grid market (TUSD), composed by Copel’s captive market and unregulated “free” customers at Copel’s concession area, increased by 4.3% in the first half 2005.

. COPEL Distribuição			MWh

	1st Half 2005	1st Half 2004	Var. %

Carga Fio (TUSD)****	9,968,193	9,559,027	4.3%

**** Carga fio is composed by Copel’s captive market and unregulated “free” customers served by Copel Distribuição.

Sincerely,

Rubens Ghilardi
CFO and Investor Relations Officer

For additional information, please contact Copel's Investor Relations team:
ri@copel.com or (55-41) 222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2005

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO and Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.